                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                           (AMENDMENT NO. _________)1

                                 METROCALL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591647102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                David C. Reymann
     Christopher M. Kelly                       Chief Financial Officer
     Jones, Day, Reavis & Pogue                 Aether Systems, Inc.
     901 Lakeside Avenue                        11460 Cronridge Drive
     Cleveland, OH   44114                      Owings Mills, MD   21117

-----------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 591647102

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
          Aether Systems, Inc.
          52-2186634
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                                (b)  [ ]
                                                                         ------
-----------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [ ]
                                                                        -------
-----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES                 7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                  7,766,769 (See Item 6)
                              --------------------------------------------------
                                 8     SHARED VOTING POWER

                                       0

                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER
                                       7,766,769 (See Item 6)
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       0

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,766,769

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
                                                                         ------
-----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.67%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO

-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT.




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




ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the Common Stock, par value $.01 per share ("Common Stock"), of Metrocall, Inc., a Delaware corporation (the "Issuer" or "Metrocall"). The Issuer's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Aether Systems, Inc. ("Aether") in connection with its acquisition of 7,766,769 shares of the Issuer's Common Stock on March 17, 2000 pursuant to a Common Stock Purchase Agreement dated as of February 2, 2000 by and between Aether and Metrocall (the "Purchase Agreement"). The Purchase Agreement is incorporated by reference as an Exhibit to this
Schedule 13D.

         Aether is organized as a corporation under the laws of the State of Delaware, and its principal business address is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

         None of Aether, its directors or executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Aether acquired 7,766,769 shares of the Issuer's Common Stock on March 17, 2000 pursuant to the Purchase Agreement in consideration for the payment by Aether to Metrocall of an aggregate of $17,009,224, or $2.19 per share, in cash. The source of funds for this transaction was cash on hand of Aether designated for general corporate purposes.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Issuer's Common Stock was acquired by Aether for investment purposes. Aether intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Aether may retain or from time to time increase its holdings or dispose of all or a portion of its holdings subject to any applicable legal and contractual restrictions on its ability to do so.

         (a)      See Item 6.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) Pursuant to the Purchase Agreement, Metrocall's Chief Executive Officer recommended to Metrocall's Nominating and Governance Committee that (i) the Board of Directors of Metrocall elect George P. Stamas to Metrocall's Board of Directors effective as of the closing date (i.e., March 17, 2000), and (ii) such person be nominated to a three-year term with the other nominated members of Metrocall's
                  Board at the next annual meeting of stockholders of Metrocall. After such term expires, so long as Aether owns at least 5% of the issued and outstanding Common Stock of Metrocall, such person or another senior executive of Aether reasonably acceptable to Metrocall will be nominated for another three-year term.

         (e)      Not applicable.



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



         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aether is the sole beneficial owner of 7,766,769 shares of the Issuer's Common Stock, or 9.67% of the Issuer's outstanding Common Stock. The percentage of the Issuer's Common Stock reported to be beneficially owned by Aether is based on 43,645,517 shares of the Issuer's Common Stock outstanding as of March 10, 2000, as represented by the Issuer in documentation delivered in connection with the closing of the transactions under the Purchase Agreement, and also includes:
                  (i) an aggregate of 7,822,422 shares of the Issuer's Common Stock represented by the Issuer to have been purchased on March 17, 2000 by certain affiliates of Hicks, Muse, Tate & Furst Incorporated, and 7,822,442 shares of the Issuer's Common Stock represented by the Issuer to have been purchased by PSINet Inc., in each case pursuant to separate common stock purchase agreements entered into with the Issuer; and (ii) an aggregate of 13,250,000 shares of the Issuer's Common Stock represented by the Issuer to have been issued to AT&T Wireless Services, Inc. on March 17, 2000 pursuant to the conversion by AT&T Wireless Services Inc. of the Issuer's Series C Preferred Stock pursuant to a separate agreement entered into with the Issuer.

         (b) Except as described in Item 6 below, Aether has sole voting and dispositive power with respect to the 7,766,769 shares of the Issuer's Common Stock beneficially owned by it.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Purchase Agreement, Aether has granted to the Issuer an irrevocable proxy pursuant to which all the shares of the Issuer's Common Stock acquired under the Purchase Agreement shall be voted for the nominees of the Issuer's Board of Directors for election to the Issuer's Board for a period of 12 months after the closing date (i.e., until March 17, 2001). The Agreement and Irrevocable Proxy dated as of March 17, 2000 by and between Aether and Metrocall is incorporated by reference as an Exhibit to this Schedule 13D.

         Pursuant to the Purchase Agreement, Aether has agreed that, for a period of 12 months after the closing date (i.e., until March 17, 2001), it will not, directly or indirectly, sell, transfer or otherwise dispose of any of the shares of the Issuer's Common Stock acquired under the Purchase Agreement, other than to an affiliate of Aether or pursuant to a pledge to an unaffiliated third-party lender in connection with a bona fide lending transaction or a foreclosure or similar sale in connection therewith, unless Aether shall first offer the Issuer the right to purchase any such shares proposed to be sold by Aether at the current market price in accordance with the terms of the Purchase Agreement.

         Pursuant to the Purchase Agreement, Aether has agreed that, for a period of 24 months after the closing date (i.e., until March 17, 2002), it shall not and shall not permit any of its affiliates to, directly or indirectly, without the prior approval of the Issuer, subject to certain specified exceptions, (i) acquire or make any proposal to acquire any securities of the Issuer if such acquisition would result in Aether becoming a beneficial owner of more than 15% of Issuer's outstanding Common Stock; (ii) propose any merger, consolidation or business combination involving the Issuer or its affiliates or any purchase of a substantial portion of the assets of the Issuer or its affiliates; (iii) solicit proxies or consents or become a participant in a solicitation; (iv) propose any matter for submission to a vote of the Issuer's shareholders; (v) form, join or in any way participate in a group with respect to any of the Issuer's voting securities; (vi) grant any proxy with respect to any of the Issuer's voting securities to any person not approved by the Issuer;
(vii) deposit any of the Issuer's voting securities in a voting trust or subject any of the Issuer's voting securities to any arrangement or agreement with respect to such voting securities; or (viii) seek to influence or influence the Issuer's management policies.

         Aether and the Issuer have also entered into a registration rights agreement, pursuant to which the Issuer has agreed to register the Issuer's Common Stock acquired under the Purchase Agreement, subject to certain specified terms and conditions.

         Other than as described above, there are no contracts, arrangements, understandings or relationships between Aether and any other person, among any of Aether's executive officers and directors or, to the best knowledge of Aether, between any of Aether's executive officers and directors and any other person, with respect to the shares of the Issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Common Stock Purchase Agreement, dated as of February 2, 2000, by and between Aether and Metrocall.

         2. Agreement and Irrevocable Proxy, dated as of March 17, 2000, by and between Aether and Metrocall.

         3. Registration Rights Agreement, dated as of March 17, 2000, by and between Aether and Metrocall.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2000                 Aether Systems, Inc.

                                       By:  /s/ David C. Reymann
                                           -------------------------------------
                                           David C. Reymann
                                           Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit
 Number         Exhibit Name                                 Location
 ------         ------------                                 --------

   1.           Common Stock Purchase                  Incorporated by reference
                Agreement, dated as of                 from Exhibit 10.4 to
                February 2, 2000, by and               Metrocall, Inc.'s Annual
                between Aether Systems,Inc.            Report on Form 10-K for
                and Metrocall, Inc.                    the fiscal year ended
                                                       December 31, 1999 located
                                                       under Securities and
                                                       Exchange Commission File
                                                       No. 0-21924

   2.           Agreement and Irrevocable              Filed herewith
                Proxy, dated as of March 17,
                2000, by and between Aether
                Systems, Inc. and Metrocall, Inc.

   3.           Registration Rights Agreement,          Filed herewith
                dated as of March 17, 2000,
                by and between Aether Systems,
                Inc. and Metrocall, Inc.

                                                                  EXECUTION COPY

                          REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of March 17, 2000, by and between METROCALL, INC., a Delaware corporation (the "Company"), and AETHER SYSTEMS, INC., a Delaware corporation ("Purchaser").

                                    RECITALS

         WHEREAS, the Company and Purchaser are parties to that certain Common Stock Purchase Agreement, dated as of February 2, 2000 (the "Stock Purchase Agreement"), pursuant to which Purchaser will purchase from the Company (the "Purchase") shares of Common Stock (the "Shares") equal to the lesser of (a) 7,766,769 and (b) 9.9% of the issued and outstanding shares of Common Stock of the Company, after giving effect to any sales or other issuances of Common Stock on or before the Closing Date (the "Common Shares") of common stock, $.01 par value, of the Company (the "Common Stock"); and

         WHEREAS, it is a condition precedent to the consummation of the transactions contemplated by the Stock Purchase Agreement that the Company and Purchaser enter into this Agreement.

         NOW THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

         1.01 "CLOSING" means the closing of the Purchase pursuant to which the Company will have issued the Common Shares to Purchaser in accordance with the terms and conditions of the Stock Purchase Agreement.

         1.02 "COMMISSION" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

         1.03 "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

         1.04 "GOVERNMENTAL AUTHORITY" means any nation or government, any state or other political subdivision thereof and any court, panel, judge, board, bureau, commission, agency or other entity, body or other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

         1.05 "HOLDER" means Purchaser and/or its permitted successors and assigns pursuant to Section 6.05.

         1.06 "PERSON" means an individual or corporation, partnership, trust, unincorporated organization, association or other entity and includes any Governmental Authority.

         1.07 "REGISTRABLE SECURITIES" means the Common Shares received by Purchaser from the Company pursuant to the Stock Purchase Agreement and any additional shares of Common Stock issued by the Company in respect thereof in connection with any stock dividend, stock split, recapitalization or similar event; PROVIDED, HOWEVER, that any Registrable Security will cease to be a Registrable Security when (i) such Registrable Security has been transferred pursuant to an effective registration statement under the Securities Act covering such Registrable Security (but not including any transfer exempt from registration under the Securities Act), (ii) such Registrable Security is no longer held of record by Holder, or (iii) the Holder of such Registrable Security is then able to use Rule 144(k) under the Securities Act (or any successor provision) to transfer such Registrable Security.

         1.08 "SECURITIES ACT" means the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

         1.09 "SHARES" means shares of the Registrable Securities.

                                   ARTICLE II
                               REGISTRATION RIGHTS


         2.01 REQUIRED REGISTRATIONS. At any time or times after the date hereof (so long as Holder shall own Registrable Securities), Holder may notify the Company in writing that it (i) intends to offer or cause to be offered for public sale all or any portion of its Registrable Securities (such requests shall be in writing and shall state the number of shares of Registrable Securities intended to be disposed of) and (ii) request that the Company cause such Registrable Securities to be registered under the Securities Act; provided, that any such request shall cover at least 2,000,000 shares and shall not be made more frequently than every 12 months. The Company shall prepare and file with the Commission registration statements under the Securities Act with respect to the Registrable Securities requested to be so registered and shall use its reasonable best efforts to cause such registration statements to become effective promptly after filing. The registration statement with respect to such Registrable Securities shall be filed with the Commission within thirty (30) days after receipt of Holder's notification relating thereto.

         Except as provided in the next succeeding paragraph of this Section 2.01, the Company shall use its reasonable best efforts to maintain the effectiveness of each registration statement filed pursuant to this Section 2.01 until such time as all Shares registered pursuant to the registration statement either have been transferred pursuant to the registration statement or are eligible to be sold by Holder pursuant to Rule 144(k) under the Securities Act.

         The obligations of the Company under this Section 2.01 are subject to the condition that the Company shall be entitled to require the Holder to suspend for up to ninety (90) days once in any twelve month period the sale of Shares pursuant to a registration statement filed pursuant to this Section 2.01 if and for so long as (i) the Board of Directors of the Company determines, in its reasonable judgment, that the sale of Shares pursuant thereto would materially interfere with any material financing, acquisition, corporate reorganization or other material transaction by the Company, provided, however, that this clause (i) will not apply to sales of securities by the Company for the account of any Person other than the Company; (ii) the Company promptly gives the Holder written notice of such determination, and (iii) all other similarly situated shareholders shall also be subject to the same suspension. The Company shall have no obligation to maintain the effectiveness of a registration statement with respect to the Shares during periods when the Holder is required to suspend the sale of such Shares as provided in this paragraph. As soon as possible after the expiration of such periods, the Company shall amend its registration statements as necessary to permit the Holder to sell Shares pursuant to such registration statements and shall notify the Holder in writing that it may resume the sale of Shares pursuant to such Registration Statement. Any registration made pursuant to this Section 2.01 shall not include a plan of distribution involving an underwritten offering.

         2.02. PIGGYBACK REGISTRATION. (a) If the Company proposes to file a registration statement under the Securities Act with respect to an offering of Common Stock for its own account or for the account of another Person (other than a registration statement on Form S-4 or S-8, or pursuant to Rule 415 (or any substitute form or rule, respectively, that may be adopted by the Commission)), the Company shall give written notice of such proposed filing to the Holder at the address set forth in the share register of the Company as soon as reasonably practicable (but in no event less than 15 days before the anticipated filing date), undertaking to provide the Holder the opportunity to register on the same terms and conditions such number of Registrable Securities as the Holder may request (a "PIGGYBACK REGISTRATION"). The Holder will have seven business days after receipt of any such notice to notify the Company as to whether it wishes to participate in a Piggyback Registration (which notice shall not be deemed to be a request pursuant to Section 2.01); provided that should the Holder fail to provide timely notice to the Company, the Holder will forfeit any rights to participate in the Piggyback Registration with respect to such proposed offering. In the event that the registration statement is filed on behalf of a Person other than the Company, the Company will use its reasonable best efforts to have the Registrable Securities that the Holder wishes to sell included in the registration statement. If the Company or the Person for whose account such offering is being made shall determine in its sole discretion not to register or to delay the proposed offering, the Company may, at its election, provide written notice of such determination to the Holder and (i) in the case of a determination not to effect the proposed offering, shall thereupon be relieved of the obligation to register such Registrable Securities in connection therewith, and (ii) in the case of a determination to delay a proposed offering, shall thereupon be permitted to delay registering such Registrable Securities for the same period as the delay in respect of the proposed offering. As between the Company and the Holder, the Company shall be entitled to select the underwriters in connection with any Piggyback Registration.

         (b) PRIORITY ON PIGGYBACK REGISTRATIONS. If the Registrable Securities requested to be included in the Piggyback Registration by the Holder differ from the type of securities proposed to be registered by the Company and the managing underwriter advises the Company that due to such differences the inclusion of such Registrable Securities would cause a material adverse effect on the business, results of operations, properties, financial condition, assets and liabilities of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"), then (i) the number of Holder's Registrable Securities to be included in the Piggyback Registration shall be reduced to an amount which, in the opinion of the managing underwriter, would eliminate such Material Adverse Effect or (ii) if no such reduction would, in the opinion of the managing underwriter, eliminate such Material Adverse Effect, then the Company shall have the right to exclude all such Registrable Securities from such Piggyback Registration, provided, that no other securities of such type are included and offered for the account of any other Person in such Piggyback Registration. Any partial reduction in number of Registrable Securities of the Holder to be included in the Piggyback Registration pursuant to clause (i) of the immediately preceding sentence shall be effected pro rata based on the ratio which the Holder's requested shares bears to the total number of shares requested to be included in such Piggyback Registration by all Persons other than the Company who have the contractual right to request that their shares be included in such registration statement and who have requested that their shares be included. If the Registrable Securities requested to be included in the registration statement are of the same type as the securities being registered by the Company and the managing underwriter advises the Company that the inclusion of such Registrable Securities would cause a Material Adverse Effect, the Company will be obligated to include in such registration statement, as to the Holder, only a portion of the shares Holder has requested be registered equal to the ratio which the Holder's requested shares bears to the total number of shares requested to be included in such registration statement by all Persons (other than the Person or Persons initiating such registration request) who have the contractual right to request that their shares be included in such registration statement and who have requested their shares be included; provided, that in the event the Company registers shares of Common Stock in an underwritten offering pursuant to Section 2.02 of the Registration Rights Agreement dated as of March 17, 2000 between the Company and AT&T Wireless Services, Inc. ("Wireless"), then all shares to be registered on behalf of Wireless pursuant to such agreement shall be included in such registration statement before any shares of Common Stock to be sold by the Company for its own account or the account of the Holder or any other Person entitled to request that their shares be included in such registration statement. If the Company initiated the registration, for its own account or for the account of any other Person other than the Holder, then the Company may include all of those securities in such registration statement before any of Holder's requested shares are included. If another security holder initiated the registration, then the Company may not include any of its securities in such registration statement unless all Registrable Securities requested to be included in the registration statement by the Holder are included in such registration statement. If as a result of the provisions of this Section 2.02(b) the Holder shall not be entitled to include all Registrable Securities in a registration that the Holder has requested to be so included, the Holder may withdraw its request to include Registrable Securities in such registration statement prior to its effectiveness.

                                  ARTICLE III
                             REGISTRATION PROCEDURES

         3.01 COMPANY OBLIGATIONS. Whenever the Company is required under
Article II to register any Registrable Securities, it agrees that it shall also do the following:

                  (a) furnish to the Holder, prior to the filing of a registration statement pertaining to any Shares (each a "Registration Statement") or any prospectus, amendment or supplement thereto, copies of each such Registration Statement as proposed to be filed, which documents will be subject to the reasonable review and comments of the Holder (and its legal counsel), and the Company will not file any such Registration Statement, any prospectus or any amendment or supplement thereto (or any such documents incorporated by reference) to which the Holder shall reasonably object in writing; and thereafter furnish to the Holder such number of copies of such Registration Statement, each amendment and supplement thereto (including any exhibits thereto), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents as the Holder may reasonably request in writing in order to facilitate the disposition of the Shares registered pursuant to such Registration Statement; PROVIDED, HOWEVER, that the obligation of the Company to deliver copies of prospectuses or preliminary prospectuses to the Holder shall be subject to the receipt by the Company of reasonable assurances from the Holder that the Holder will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses or preliminary prospectuses;

                  (b) use its reasonable best efforts to register or qualify the Shares registered pursuant to such Registration Statement under such other securities or blue sky laws of such jurisdictions as the Holder may reasonably request and do any and all other acts and things which may be reasonably necessary to enable the Holder to consummate the disposition in such jurisdictions of such Shares; PROVIDED, HOWEVER, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

                  (c) apply, prior to or concurrently with the filing of the Registration Statement, to the Nasdaq National Market System or the Nasdaq SmallCap Market System (or, if the Company is not listed on the Nasdaq National Market System or the Nasdaq SmallCap Market System, any other exchange or automated quotation system on which the Company's Common Stock is then listed) for the listing of the Shares and use its best effort to obtain the listing of such Shares;

                  (d) notify the Holder in writing at any time when a prospectus relating to the Shares registered pursuant to such Registration Statement is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus or filing of a report incorporated in the prospectus by reference so that, as thereafter delivered to the purchasers of such Shares, such prospectus (including documents incorporated therein by reference) will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly prepare, file with the Commission and make available to the Holder any such supplement, amendment or report incorporated in the prospectus by reference, including, without limitation, after any period referred to in Section 2.01;

                  (e) make available for inspection by the Holder of Shares to be registered pursuant to a Registration Statement and any attorney, accountant or other professional retained thereby (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspectors in connection with such Registration Statement; PROVIDED, that the Company shall not be required to make such information available to more than one law firm on behalf of the Holder of Shares to be registered pursuant to a Registration Statement. Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors in writing are confidential shall not be disclosed by the Inspectors unless (i) in the judgment of counsel to the Company the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, or
         (iii) the information in such Records is generally available to the public. As a condition of receiving access to such confidential information described in clause (i) or (ii) of the preceding sentence, the Holder of such Shares shall agree that such confidential information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by them as the basis for any market transactions in the securities of the Company unless and until such information is made generally available to the public, it being understood that nothing in this sentence shall reduce the Company's obligations hereunder, including under Section 3.01(d). The Holder further shall agree that it will, upon learning that disclosure of such Records from the Holder is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

                  (f) obtain consents from its independent public accountants in customary form as required to obtain and maintain effectiveness of a Registration Statement;

                  (g) obtain an opinion or opinions from its counsel in customary form and reasonably satisfactory to the Holder and its legal counsel;

                  (h) make generally available to the Holder earnings statements, which need not be audited, satisfying the provisions of
         Section 11(a) of the Securities Act no later than 45 days after the end of the twelve-month period beginning with the first month of the first fiscal quarter commencing after the effective date of a Registration Statement, which earnings statements shall cover said twelve-month period;

                  (i) promptly notify the Holder of the issuance or threatened issuance of any stop order or other order suspending the effectiveness of a Registration Statement or preventing or suspending the use of any preliminary prospectus, prospectus or prospectus supplement, use reasonable best efforts to prevent the issuance of any such threatened stop order or other order, and, if any such order is issued, use all its reasonable best efforts to obtain the lifting or withdrawal of such order at the earliest possible moment and promptly notify the Holder of any such lifting or withdrawal;

                  (j) if requested by the Holder, the Company will promptly incorporate in a prospectus supplement or post-effective amendment to a Registration Statement such information concerning Holder and Holder's intended method of distribution as Holder requests to be included therein (and which is not violative of an applicable law, rule or regulation, in the reasonable judgment of the Company, after consultation with its outside legal counsel), including, without limitation, with respect to any change in the intended method of distribution or the amount of Shares being offered by Holder, the offering price for such Shares or any other terms of the offering or distribution of the Shares, and the Company will make all required filings of such prospectus supplement or post- effective amendment as soon as possible after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

                  (k) as promptly as practicable after the filing with the Commission of any document which is incorporated by reference into a Registration Statement, notify the Holder of such filing and deliver a copy of such document to the Holder;

                  (l) cooperate with the Holder to facilitate the timely preparation and delivery of certificates, not bearing any restrictive legends, unless otherwise required by the Holder, representing the Shares to be sold under a Registration Statement, and enable such Shares to be in such denominations and registered in such name as such Holder may request;

                  (m) cooperate with the Holder, its legal counsel and any other interested party (including any interested broker-dealer) in making any filings or submissions required to be made, and the furnishing of all appropriate information in connection therewith, with the National Association of Securities Dealers, Inc. (the "NASD");

                  (n) during the period when the prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

                  (o) cause its subsidiaries to take all action necessary to effect the registration of the Shares contemplated hereby, including preparing and filing any required financial or other information;

                  (p) make available to the transfer agent for each class or series of Shares a supply of certificates or other instruments evidencing or constituting such Shares which shall be in a form complying with the requirements of such transfer agent, promptly after a registration thereof; and

                  (q) use its reasonable best efforts to keep each such registration or qualification effective, including through new filings, amendments or renewals, during the period the Registration Statement is required to be kept effective and do any and all other acts or things reasonably necessary or advisable in connection with such registration or qualifications in all jurisdictions in which qualification or registration is necessary.

         3.02 INFORMATION FROM HOLDER. The Company may require the Holder to promptly furnish in writing to the Company such information regarding the distribution of the Shares as it may from time to time reasonably request and such other information as may be legally required in connection with such registration.

         3.03 SUSPENSION OF SALES. The Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection 3.01(d) hereof, it will immediately discontinue disposition of Shares pursuant to a Registration Statement until it receives copies of the supplemented or amended prospectus contemplated by subsection 3.01(d) hereof, and, if so directed by the Company, the Holder will deliver to the Company all copies, other than permanent file copies then in their possession, of the most recent prospectus (including any prospectus supplement) covering such Shares at the time of receipt of such notice or destroy all such copies.

                                   ARTICLE IV
                              REGISTRATION EXPENSES

         4.01 Except as provided in Section 4.02, all fees and expenses incident to the Company's performance of or compliance with this Agreement shall be borne by the Company, including, without limitation, the following fees and expenses:
(a) all Commission, NASD, stock exchange, automated quotation system or other registration and filing fees and listing fees; (b) the fees and expenses of the Company's compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Shares); (c) printing expenses; (d) the fees and disbursements of counsel for the Company and of one counsel for the Holder for each registration, and the fees and expenses for independent certified public accountants and other persons retained by the Company in connection with such registration; (e) fees of transfer agents and registrars; and (f) messenger and delivery expenses. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance obtained by the Company, and the expenses and fees for listing or authorizing for quotation the securities to be registered on each securities exchange or automated quotation system on which any shares of the Common Stock are then listed or quoted.

         4.02 The Holder shall pay all its internal expenses incurred in connection with the registration (including, without limitation, all salaries and expenses of Holder's officers and employees performing legal or accounting duties).

                                   ARTICLE V
                          INDEMNIFICATION; CONTRIBUTION

         5.01 INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless the Holder, each of the Holder's officers, directors, partners and members, and the Holder's legal counsel and independent accountants, if any, and each person controlling any such persons within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, and any of the foregoing incurred in settlement of any litigation, commenced or threatened) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement or prospectus contained therein or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction by the Company in connection with any registration, qualification or compliance required hereunder or arising out of or based upon the Company's breach of any representation, warranty, covenant or agreement contained in this Agreement; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent any of such losses, claims, damages, liabilities or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by the Holder expressly for use therein.

         5.02 INDEMNIFICATION BY HOLDER. Holder agrees to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company set forth above in Section 5.01, but only with respect to information furnished in writing by the Holder, or on its behalf, expressly for use in the Registration Statement or prospectus relating to the Shares, any amendment or supplement thereto or any preliminary prospectus. In case any action or proceeding shall be brought against the Company or its directors or officers, any such controlling person, or any such underwriter or controlling person of an underwriter in respect of which indemnity may be sought against the Holder, the Holder shall have the rights and duties given to the Company, and the Company or its directors or officers or such controlling person or any such underwriter or controlling person of an underwriter shall have the rights and duties given to the Holder, by the preceding Section

5.01 hereof. Each Holder's liability under this Section 5.02 shall be limited to an amount equal to the net proceeds received by such Holder from the sale of such Registrable Securities by such Holder.

         5.03 CONDUCT OF INDEMNIFICATION PROCEEDINGS. If any action or proceeding (including any governmental investigation) shall be brought or asserted against any Person entitled to indemnification under Section 5.01 or
5.02 above (an "Indemnified Party") in respect of which indemnity may be sought from any party who has agreed to provide such indemnification (an "Indemnifying Party"), the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all expenses. Such Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (a) the Indemnifying Party has agreed to pay such fees and expenses, or (b) such Indemnified Party shall have been advised by counsel that there is an actual or potential conflict of interest on the part of counsel employed by the Indemnifying Party to represent such Indemnified Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that Indemnified Party elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Party; it being understood, however, that the Indemnifying Party shall not, in connection with any one cause of action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all such Indemnified Parties, which firm shall be designated in writing by such Indemnified Parties unless there shall be conflicts of interest among such Indemnified Parties, in which case the Indemnifying Party shall be liable for the fees and expenses of additional counsel). The Indemnifying Party shall not be liable for any settlement of any such action or proceeding or any threatened action or proceeding effected without its written consent, which consent shall not be unreasonably withheld, but if settled with its written consent or if there be a final judgment of the plaintiff in any such action or proceedings, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. The failure of any Indemnified Party to give prompt notice of a claim for indemnification hereunder shall not limit the Indemnifying Party's obligations to indemnify under this Agreement, except to the extent such failure is prejudicial to the ability of the Indemnifying Party to defend the action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement unless (x) there is no finding or admission of any violation of any rights of any Person and no effect on any other claims that be made against any Indemnified Party, (y) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and
(z) such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

         5.04 CONTRIBUTION. If the indemnification provided for in this Article V is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or judgment referred to herein, then such Indemnifying Party, in lieu of Indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities and judgments in the following manner: as between the Company on the one hand and any Indemnified Party entitled to indemnification under Section
5.01 on the other, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and any Indemnified Party entitled to indemnification under Section 5.01 on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of any Indemnified Party entitled to indemnification under Section 5.01 on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of subsection 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         5.05 SURVIVAL. The indemnity and contribution agreements contained in this Article V shall remain operative and in full force and effect with respect to any sales of Shares made pursuant to a Registration Statement filed pursuant to this Agreement regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Indemnified Party or by or on behalf of the Company, and (c) the consummation of the sale or successive resale of the Shares.

                                   ARTICLE VI
                                  MISCELLANEOUS

         6.01 RULES 144 AND 144A. The Company covenants that following the registration of shares it will file any reports required to be filed by it under the Securities Act and the Exchange Act and will take such further action as the Holder may reasonably request from time to time so as to enable the Holder holding registered Shares to sell such Shares without registration under the Securities Act within the limitation of the exemptions provided by (a) Rules 144 and 144A under the Securities Act, as each such Rule may be amended from time to time, or (b) any similar rule or rules hereafter adopted by the Commission. Upon the request of the Holder, the Company will forthwith deliver to the Holder a written statement as to whether it has complied with such requirements.

         6.02 GRANTING OTHER REGISTRATION RIGHTS. On and after the date hereof, except (i) as set forth in that certain Registration Rights Agreement dated as of March 17, 2000 by and among Metrocall, Inc. and HMTF Bridge MC I, LLC, a Delaware limited liability company, HM 4-EQ Metrocall Coinvestors, LLC, a Delaware limited liability company, HM 4-SBS Metrocall Coinvestors, LLC, a Delaware limited liability company, HM PG-IV Metrocall, LLC, a Delaware limited liability company, HM4 Metrocall Qualified Fund, LLC, a Delaware limited liability company, and HM4 Metrocall Private Fund, LLC, a Delaware limited liability company and (ii) in connection with issuances of equity and/or debt securities by the Company resulting in proceeds to the Company of at least $25,000,000 (each, a "Significant Financing"), the Company shall not grant any registration rights in respect of any shares of capital stock of the Company or other securities of the Company if such rights would be superior to the registration rights granted to Purchaser under this Agreement; PROVIDED, HOWEVER, that Purchaser hereby consents and agrees that the Company may grant in other agreements to other holders of securities of the Company registration rights which (a) rank ratably with the registration rights granted hereunder to Purchaser and (b) in the case of a Significant Financing, are superior to the registration rights granted hereunder to Purchaser.

         6.03 AMENDMENTS AND WAIVERS. The provision of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given other than as mutually agreed upon in writing by the Company and the Holder.

         6.04 NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, regular mail, registered first-class mail, confirmed facsimile or recognized express courier service by next business day delivery;

                  (i)      if to the Company:

                           Metrocall, Inc.
                           6677 Richmond Highway
                           Alexandria, Virginia  22306
                           Attn:  Chief Financial Officer
                           Fax Number:  (703) 768-9625


                           with a copy to:

                           Wilmer, Cutler & Pickering
                           2445 M Street, N.W.
                           Washington, D.C.  20037-1420
                           Attn:  Thomas W. White, Esq.
                           Fax Number:  (202) 663-6363

                  (ii) if to the Holder, to its address appearing on the stock records of the Company.

Notices shall be deemed given on the day on which delivered by hand or facsimile, if delivered by 5:00 p.m. Eastern time; on the fifth business day after mailing if delivered by mail; or the business day after delivery to an overnight air courier if next-day delivery is specified.

         6.05 ASSIGNMENT OF REGISTRATION RIGHTS. Each Holder of the Registrable Securities may assign all or any part of its rights under this Agreement to any person to whom such Holder sells, transfers, or assigns such Registrable Securities. In the event that the Holder shall assign its rights pursuant to this Agreement in connection with the transfer of less than all of its Registrable Securities, the Holder shall also retain its rights with respect to its remaining Registrable Securities.

         6.06 COUNTERPARTS. This Agreement may be executed in a number of identical counterparts and it shall not be necessary for the Company and Purchaser to execute each of such counterparts, but when each has executed and delivered one or more of such counterparts, the several parts, when taken together, shall be deemed to constitute one and the same instrument, enforceable against each in accordance with its terms. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought.

         6.07 HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         6.08 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OR CHOICE OF LAW.

         6.09 SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

         6.10 ENTIRE AGREEMENT. This Agreement and the Stock Purchase Agreement (including schedules and exhibits thereto) are intended by the Company and Purchaser as the final expression of their agreement and are intended to be a complete and exclusive statement of their agreement and understanding in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Company, on the one hand, and Purchaser, on the other, with respect to such subject matter.

         6.11 THIRD PARTY BENEFICIARIES. Other than Indemnified Parties not a party hereto, this Agreement is intended for the benefit of the Company, Purchaser and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

         6.12 NONWAIVER. No course of dealing or any delay or failure to exercise any right, power or remedy hereunder on the part of the Holder shall operate as a waiver of or otherwise prejudice such Holder's rights, powers or remedies.

         6.13 REMEDIES. The Company acknowledges that the remedies at law of the Holder in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Agreement are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise without requiring such Holder to post any bond or other security, unless otherwise required by applicable law (which cannot be waived by the Company).

                           [Execution page following]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                       METROCALL, INC.



                                       By:    /s/ Steven D. Jacoby
                                              ----------------------------------
                                              Name: Steven D. Jacoby
                                                   -----------------------------
                                              Title: Executive Vice President
                                                    ----------------------------



                                       AETHER SYSTEMS, INC.



                                       By:    /s/ Brian W. Keane
                                              ----------------------------------
                                              Name: Brian W. Keane
                                                   -----------------------------
                                              Title: Senior Vice President
                                                    ----------------------------

                                                                  EXECUTION COPY

                         AGREEMENT AND IRREVOCABLE PROXY

         THIS AGREEMENT AND IRREVOCABLE PROXY (this "Agreement"), dated as of March 17, 2000, is made by and between Aether Systems, Inc., a Delaware corporation (the "Stockholder") and Metrocall, Inc. (the "Company").

                                    RECITALS

A. Pursuant to that certain Common Stock Purchase Agreement by and between Stockholder and Company dated as of February 2, 2000 (the "Stock Purchase Agreement"), the Stockholder as of the date hereof acquired shares of common stock of the Company.

B. The Stockholder is the owner, beneficially and of record, of shares of common stock of the Company, with full power to vote these shares on all matters upon which stockholders of the Company are entitled to vote.

C. With respect to a portion of the shares of common stock of the Company owned by the Stockholder, the Stockholder desires to grant an irrevocable proxy (the "Proxy") to the Company on the terms contained herein in order to facilitate the orderly corporate governance of the Company and for the mutual benefit of the Stockholder and the Company.

         NOW THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder and the Company agree as follows:

         1. REVOCATION OF PREVIOUS PROXIES. The Stockholder hereby revokes all previous proxies granted with respect to any shares of common stock of the Company owned by the Stockholder.

         2. GRANT OF IRREVOCABLE PROXY AND APPOINTMENT OF PROXY. During the term of this Agreement, the Stockholder hereby irrevocably grants to, constitutes and appoints the Company its true and lawful proxy and attorney-in-fact with full power of substitution, with respect to 7,766,769 shares of common stock of the Company now owned, beneficially and of record, by the Stockholder (the "Shares"), with full power to vote all the Shares for the nominees of the Company's Board of Directors for election to the Board for 12 months after the date hereof, to attend any and all meetings of the stockholders of the Company and any adjournments thereof, to execute any and all written consents of stockholders of the Company with respect to such matters, and to represent and otherwise act as the Stockholder could act with respect to such matters, in the same manner and with the same effect as if the Stockholder were personally present, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment thereof or pursuant to any written consent in lieu of meeting or otherwise. The Proxy granted hereunder shall become effective (the "Effective Time") immediately upon the closing of the transactions contemplated in the Stock Purchase Agreement.

         3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to the Company that:

              a. Stockholder has full power and authority to enter into this Agreement and to grant the Proxy, and to perform its obligations hereunder;

              b. this Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of the Stockholder;

              c. as of the Effective Time, the Shares will consist of 7,766,769 shares of common stock of the Company, and all of the Shares will be owned beneficially and of record by the Stockholder;

              d. as of the Effective Time, the Stockholder will own the Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever;

              e. as of the Effective Time, the Stockholder will have the present power and right to vote all of the Shares;

              f. Stockholder has not (i) granted any proxy, power-of-attorney or other authorization or interest with respect to any of such Shares, (ii) deposited any of the Shares into a voting trust or (iii) entered into any voting agreement or other arrangement with respect to the voting of any of the Shares on any of the matters described in Section 2; and

              g. the execution and delivery of, and the performance of the obligations under, this Agreement by Stockholder does not require the consent, approval or authorization of, or filing with, any person or public authority and will not violate or conflict with, result in the acceleration or termination of, or constitute a default under, any term or provision of any charter or by-law, indenture, license, approval, agreement, understanding or other instrument, or any statute, rule, regulation, judgment, order or other restriction binding upon or applicable to Stockholder other than a term, provision, statute, rule, regulation, judgment, order or other restriction the violation of, or conflict with, which would not have a material adverse effect on Stockholder.

         4. COVENANTS.a. After the Effective Time, the Stockholder hereby covenants and agrees that it will not vote or take any action by written consent of stockholders in lieu of meeting on any matter which is subject to the Proxy without the prior written consent of the Company.

         5. CONSIDERATION. The Stockholder and the Company each acknowledge that the Proxy is granted in order to facilitate the orderly corporate governance of the Company and for the mutual benefit of the Stockholder and the Company. STOCKHOLDER AGREES THAT THE PROXY AND ALL OTHER POWER AND AUTHORITY INTENDED TO BE CONFERRED HEREBY IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER AND SHALL NOT BE TERMINATED BY ANY ACT OF STOCKHOLDER, BY LACK OF APPROPRIATE POWER OR AUTHORITY OR

BY THE OCCURRENCE OF ANY OTHER EVENT OR EVENTS; PROVIDED, HOWEVER, THAT THE PROXY SHALL EXPIRE AS PROVIDED IN SECTION 6.

         6. EXPIRATION OF PROXY. This Irrevocable Proxy shall expire and be of no effect upon the first anniversary of the date hereof.

         7. GOVERNING LAW. The terms and provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

         8. SUCCESSORS AND ASSIGNS. The terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and assigns of the parties to this Agreement.

         9. SPECIFIC PERFORMANCE. The parties acknowledge and agree that performance of their respective obligations under this Agreement will confer a unique benefit on the other and that a failure of performance will result in irreparable harm to the other and will not be compensable by money damages. Therefore, the parties agree that this Agreement, including the Proxy, shall be specifically enforceable and that specific enforcement and injunctive relief shall be a remedy properly available to each party for any breach of any agreement, covenant or representation of the other party under this Agreement.

         10. FURTHER ASSURANCES. Stockholder will, upon request, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Company to be necessary or desirable to complete the Proxy granted in this Agreement or to carry out the provisions of this Agreement.

         11. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement or the application thereof to any other circumstance, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated and shall be enforced to the fullest extent permitted by law.

         12. ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties on the subject matter contained in this Agreement and supersedes all prior and contemporaneous agreements and understandings, oral or written, between the parties on the subject matter contained in this Agreement.

         13. NOTICES. All notices, requests, demands and other communications provided for in this Agreement shall be in writing, shall be delivered by hand, mailed by registered or certified first-class mail, return receipt requested, postage prepaid or by facsimile (with machine confirmation) or overnight courier (with proof of delivery requested), shall be deemed given when received and shall be addressed to the parties at their respective address listed below or to other persons or addresses that a party may designate after delivering an appropriate notice to the other party in the manner in this Section 13:


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

if to the Company, to it at:                       if to Stockholder, to it at:

     Metrocall, Inc.                                Aether Systems, Inc.
     6677 Richmond Highway                          11460 Cronridge Drive
     Alexandria, VA  22306                          Owings Mills, MD  21117
     Attn:  Vince D. Kelly,                         Attn:  Brian W. Keane
          Chief Financial Officer                   Fax:  410-654-6554
           and Treasurer
     Fax:  703-768-9625

         14. MODIFICATIONS. This Agreement may not be changed, amended or modified orally, but only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

         15. INTERPRETATION. The section headings herein are for convenience only and shall not affect the meaning or interpretation of this Agreement. No provision of this Agreement shall be interpreted or construed against either party solely because that party or its legal representative drafted the provision.

         16. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same document. This Agreement may be executed and delivered by facsimile signature, which signature shall be deemed an original.

                         [signatures on following page]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first above written.

                                        AETHER SYSTEMS, INC.
                                        a Delaware corporation

                                        By:      /s/ Brian W. Keane
                                              ----------------------------
Dated:  17 March , 2000                 Name:    Brian W. Keane
                                              ----------------------------
                                        Title:   Senior Vice President
                                              ----------------------------

                                        METROCALL, INC.,
                                        a Delaware corporation

Dated: March 17, 2000
                                        By:   /s/ Steven D. Jacoby
                                              -------------------------------
                                              Name:  Steven D. Jacoby
                                                   --------------------------
                                              Title: Executive Vice President
                                                    -------------------------



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